Name of Registrant: J.B. Hunt Transport Services, Inc.

Name of person relying on exemption: Trillium Asset Management, LLC

Address of person relying on exemption:

Trillium Asset Management, LLC

Two Financial Center

60 South Street

Suite 1100

Boston, MA

02111

Dear J.B. Hunt Transport Services Shareholder:

We are writing to urge you to withhold your vote for the members of the Nominating and Corporate Governance Committee (NCGC) of J.B. Hunt’s Board of Directors. This request is in response to the Company’s action against a shareholder initiative urging the Company to align the impacts of its business with the global imperative to address climate change.

We recommend voting against these committee members, Douglas Duncan, Francesca Edwardson, Sharilyn Gasaway, Gary George, Coleman Peterson and James Robo, because the NCGC is J.B. Hunt’s Board Committee with oversight of environmental issues, including how J.B. Hunt manages the risks, opportunities and costs associated with the pressing societal issue of climate change. According to its Charter, one of the NCGC’s responsibilities is to:

Oversee and monitor management’s strategies and execution of issues to navigate environmental risk by reviewing annual results related to environmental initiatives including, but not limited to, improving fuel efficiency, converting freight transportation from highway use to intermodal use and participating in creating commercially viable alternative and/or renewable fuel options to be used to execute its overall corporate strategy.

Leaders from nearly every country in the world came together in 2015 in Paris and established a target to limit global temperature increases to 2°C above pre-industrial levels, ideally striving for 1.5°C. Achieving this limited warming scenario will require “rapid and far-reaching” transitions for many sectors, including transportation, according to a 2018 report from the Intergovernmental Panel on Climate Change.

We believe it is imperative the transportation sector do its part – the U.S. Energy Information Administration confirms the transportation sector is the largest producer of GHG emissions in the country having recently surpassed the electricity generation sector.

Against this backdrop, shareholders submitted a shareholder proposal asking J.B. Hunt to adopt company-wide, quantitative targets to reduce its greenhouse gas (GHG) emissions, taking into account the goals of the Paris Climate Agreement. Many investors, directors, and corporate managers believe setting quantitative, company-wide GHG targets consistent with the science behind the Paris Climate Agreement is the clearest action a company can take to align the impacts of its business with the global imperative to address climate change. Therefore, the bottom line of this proposal was to simply ask J.B. Hunt to do its part to address climate change – a step that we believe can be taken in a financially responsible manner.

Rather than use the opportunity provided by this proposal to garner shareholder input, J.B. Hunt sought to omit this proposal by requesting a no-action letter from the SEC. In its no-action request, J.B. Hunt argued the proposal would micro-manage the Company. Proponents disagree with the Company’s line of reasoning as shareholders have voted on substantially similar proposals hundreds of times at other companies, including twice at J.B. Hunt in the past four years. In 2018, the proposal received a 21.4 percent vote; a vote result that would have been over 26 percent when excluding Johnelle Hunt’s significant insider shareholdings. However, the more salient point is J.B. Hunt turned down an opportunity to let shareholders weigh in on whether the Company should be fulfilling what we believe is the Company’s responsibility to address its contributions to climate change – a responsibility the Company has yet to live up to.

J.B. Hunt makes vague claims in its proxy and elsewhere, such as “We strive to keep our fleet energy efficient by continuously improving equipment with after-market updates and routine maintenance.” We take the lack of specificity in the Company’s claims as evidence that there is a significant gap between the Company’s current efforts and the level of action required to address its contribution to climate change. Moreover, J.B. Hunt has not stated an intention to align its operations with global climate goals, which we believe leaves the company with climate-related risk. To wit, Climate Action 100+, an initiative backed by over 300 investors with more than $33 trillion in AUM, is actively urging companies to take necessary action on climate change. These investors believe engaging with the companies in which they invest to align strategies with the Paris Agreement is consistent with their fiduciary duty. Similarly, the Task Force on Climate-related Financial Disclosures, whose members include BlackRock, JPMorgan Chase and UBS Asset Management recommends companies “Describe the targets used by the organization to manage climate-related risks and opportunities and performance against these targets.”

J.B. Hunt’s course of action also stands in stark contrast to the hundreds of companies that have set GHG emissions reduction targets and are committing to align their impacts with the goals of the Paris Agreement. To date, 534 companies have already committed to science-based climate action via the Science Based Targets Initiative alone.

We believe J.B. Hunt’s efforts to deny shareholders the opportunity to weigh in on its approach to managing its climate impacts is an abdication of good corporate governance that will be detrimental to shareholders. Withholding votes from the members of this Committee will send an important signal to J.B. Hunt’s Board and Management that it needs to demonstrate, through clear action rather than vague words, how it is aligning its operations with the imperative to reduce GHG emissions.

Please contact Allan Pearce at 503-953-8345 or apearce@trilliuminvest.com for additional information.

Allan Pearce

Shareholder Advocate

Trillium Asset Management, LLC.

IMPORTANT NOTICE: The cost of this communication is being borne entirely by Trillium Asset Management, LLC. The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by Trillium. Proxy cards will not be accepted by Trillium. To vote your proxy, please follow the instructions on your proxy card. These written materials may be submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. The reviews expressed are those of the authors and Trillium Asset Management, LLC as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.